September 14, 2005





Mr. Howard M. Crosby
President
Cadence Resources Corporation
6 East Rose Street
Walla Walla, Washington 99362


	Re:	Cadence Resources Corporation
		Registration Statement on Form S-4/A-1
Filed August 23, 2005
      File No. 333-124904


Dear Mr. Crosby:

      We have limited our review of your filing to those issues we have addressed in our comments list below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-4/A-1 Filed on August 23, 2005

Risk Factors, page 7

1. In reference to your response to engineering comment number 3 of your letter dated August 23, 2005 expand this risk factor disclosure to include the effects that this large percentage of undeveloped reserves will have in future periods. Specifically cite the requirement for future capital costs to develop the reserves and the potential delays in monetizing these reserves if the capital is not available, partners do not agree to drill, the price of natural gas declines or other key contributing factors.

2. Based on your disclosure, it appears that Aurora only has a limited
amount of managerial control over their properties.   Of the over
200
proved undeveloped locations in the reserve report, tell us how many of these are operated by Aurora. For those PUDs on properties operated by others, tell us if you have formal approval or agreement with the operator that they will drill those wells. Tell us the form of this approval or agreement.

Reserve Report as of December 31, 2004

3. As of the date of the report there were at least 73 wells in the reserve report that were classified as proved developed non-producing.
Tell us why that number of wells were so classified at the end of the year and their current status.

4. In the reserve report there were over 200 wells classified as proved undeveloped with all of them scheduled to be drilled in 2005 at
a net cost of approximately 14 million dollars.   Tell us the
status
of the drilling of these wells and how much money has been spent in
2005 to date on this work.

5. We note that there are many proved undeveloped wells in the reserve report on leases that apparently have no producing wells. Tell us how these proved undeveloped wells meet the definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.

6. Hudson 34 is the property with the highest discounted net value in the Aurora reserve report but we note from the updated production information that it is producing much lower than forecast in the reserve report. Please provide adequate updated disclosure about this to investors in the filing.
Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact James Murphy, Petroleum Engineer at (202)
551-
3703 with questions about engineering matters.   Please contact
Jason
Wynn at (202)551-3756 or me at (202) 551-3740 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director





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Mr. Howard M. Crosby
Cadence Resources Corporation
September 14, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
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